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04012653

February 3, 2004

RECD S.E.C.
FEB - 5 2004
1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 3, 2004 announcing Wanadoo's revenues for 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1

Paris, January 3rd, 2004

Wanadoo revenues up 26 percent in 2003, in line with objectives

- **42-percent revenue growth for Internet Access, Portals and e-Merchant segment in 2003:**
- 382,000 new broadband customers recruited in fourth quarter 2003 (including 131,000 in December)
- 37-percent growth in audience revenues, led by online advertising and sponsored links

- **4-percent growth for Directories segment in 2003:**
- Revenues from print directories up 3 percent
- Revenues form online directories up 8 percent, including 24 percent for pagesjaunes.fr site

Wanadoo had consolidated revenues of 2.617 billion euros for full-year 2003, up 26 percent over 2002. The Internet Access, Portals and e-Merchant segment posted a 42-percent rise in revenues in 2003 (up 41 percent on a comparable basis (2)). Revenues for the Directories segment advanced 4 percent in 2003 (6 percent on a comparable basis (2)).

Revenues for 2003 were impacted by a change in the accounting method for reporting revenues from Minitel and Internet directories. This change consists in spreading revenues generated by Minitel and Internet directories over the duration of the period advertising is run. This change reflects Wanadoo's commitment to applying what is emerging as an international best practice that may become the basis for a requisite standard for all directory companies in Europe. The change in accounting methods had a negative impact of 14 million euros on 2003 revenues. Excluding the impact of changes in accounting method Wanadoo achieved revenue growth of 27 percent.

For the fourth quarter of 2003 Wanadoo had revenues of 711 million euros, an increase of 13 percent over the 2002 period. This increase was 15 percent without the accounting change. The Internet Access, Portals and e-Merchant segment recorded a 20-percent increase in revenues for the period. Revenues from the Directories segment were stable for fourth quarter 2003, rising 6 percent without the impact of the accounting change.

Olivier Sichel, Chairman and CEO of Wanadoo, said:
"Our performance in the fourth quarter enabled Wanadoo to complete the year with revenue growth in excess of 25 percent, in line with our objectives. Wanadoo now has over 9 million customers in Europe, including nearly 2.5 million broadband customers, demonstrating dynamic growth in an environment shaped by fierce competition. 2004 should confirm the development of broadband Internet across Europe. Wanadoo aims to capture a share of this market that reflects our position as an Internet leader in Europe."

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : +33 1 44 44 93 93
Télécopie : +33 1 44 44 80 34
e-mail : dircom@wanadoo.com

Press Release

Wanadoo had nearly 2.5 million broadband customers in Europe at the end of December 2003, representing 27 percent of its European customer base.

At December 31, 2003 Wanadoo had 9.153 million Internet customers in Europe, including 2.453 subscribers to broadband service (ADSL and cable). In the fourth quarter of 2003 Wanadoo added 382,000 broadband customers, including 368,000 for ADSL service. All Wanadoo markets fed the growth in the broadband customer base during the fourth quarter, with 252,000 new customers in France, 54,000 in the Netherlands, 42,000 in Spain and 35,000 in the U.K. Broadband subscribers represented 26.8 percent of the Wanadoo customer base at December 31, 2003, up from 23.3 percent at September 30, 2003.

Consolidated Revenues for 12 Months Ended December 31 - 2003 and 2002

(in millions of euros)	2002	2003	Change(*)
Internet Access, Portals, E-Merchant(1) ***of which international***	**1 199** ***389***	**1 708** ***588***	**42%** ***51%***
Internet Access	1031	1 514	47%
Portals	117	138	18%
e-Merchant	51	56	10%
Directories	**880**	**918**	**4%**
France	841	885	5%
International	39	33	-17%
Other	(5)	(9)	n.m.
Total Wanadoo Revenues ***of which international***	**2 075** ***429***	**2 617** ***620***	**26%** ***45%***

(*) Calculated from non-rounded figures

Consolidated Revenues for Fourth Quarter - 2003 and 2002

(in millions of euros)	4th Quarter 2002	4th Quarter 2003	Change(*)
Internet Access, Portals, E-Merchant(1) ***of which international***	**391** ***119***	**467** ***153***	**20%** ***29%***
Internet Access	316	402	27%
Portals	56	41	-26%
e-Merchant	18	23	27%
Directories	**244**	**245**	**0%**
France	232	234	+1%
International	12	11	-6%
Other	(5)	(1)	n.m.
Total Wanadoo Revenues ***of which international***	**629** ***131***	**711** ***164***	**13%** ***25%***

(*) Calculated from non-rounded figures

Wanadoo Key Indicators

Division	Indicator	End December 2002	End December 2003	Change
Internet Access	Active customers (thousands)	8 535	**9 153**	+7%
Portals[3]	Unique visitors (thousands per month)	14 352	**17 159**	+20%
e-Merchant	Cumulated orders on alapage.com (thousands)	1 004	**1 221**	+22%
Directories	Advertisers on the Internet (thousands)	238	**275**	+16%

Internet Access, Portals and e-Merchant segment: revenues up 42 percent in 2003

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 1,708 million euros in 2003, an increase of 42 percent over 2002 (41 percent on a comparable basis (2)). Revenues for this segment were up 38 percent in France and 51 percent in other countries for full year 2003.

In the fourth quarter, the segment comprising Internet Access, Portals and e-Merchant sites had revenues of 467 million euros, an increase of 20 percent over the 2002 period.

Growth in revenues from Internet Access derived from the following factors:

- **Growth in the number of Wanadoo broadband customers in France.** Wanadoo's customer base totaled 4.520 million customers at the end of December 2003, compared to 4.363 million at September 30, 2003, an increase of 157,000 customers. At the end of December 2003 Wanadoo had 1.816 million broadband customers, including 1.738 million ADSL customers in France. This represents an increase of 252,000 customers in fourth quarter 2003, including 99,000 in December 2003. Thanks to a higher percentage of broadband customers, ARPU (4) continued to increase, reaching 17.8 euros in December 2003, compared to 17.3 euros in June 2003.

- **Growth in the broadband subscriber base in the United Kingdom.** Wanadoo had 2.580 million customers in the United Kingdom at end December 2003, including 158,000 broadband customers. Wanadoo recruited 35,000 new broadband customers in the United Kingdom during the fourth quarter of 2003. ARPU (4) for Wanadoo in the United Kingdom continues to rise, spurred by an increase in the ADSL customer base. ARPU (4) reached 9.1 euros in December 2003, up from 8.5 euros in June 2003.

- **Growth in the customer base in Spain.** At end December 2003 Wanadoo had 1.5 million customers in Spain, compared to 1.417 million at September 30, 2003, representing an increase of 83,000 customers in fourth quarter 2003. Wanadoo added 42,000 broadband customers in the fourth quarter of 2003, giving it a total of 190,000 broadband customers at the end of December, up from 148,000 at September 30, 2003. Broadband customers represented 12.7 percent of the total customer base at the end of December 2003, compared to 10.4 percent at end September 2003. ARPU (4) for Wanadoo Spain remained stable at 10.1 euros in December 2003, reflecting lower prices for unlimited dial-up services made possible by a reduction in network costs.

- **Growth in the number of ADSL customers in The Netherlands.** Wanadoo had 544,000 customers in The Netherlands at the end of December 2003, compared with 501,000 at September 30, 2003, representing 43,000 additional customers in the fourth quarter of 2003. Wanadoo had 289,000 broadband customers in this market at end December 2003, compared to 235,000 at end September 2003, representing 54,000 additional customers in fourth quarter 2003. Broadband customers accounted for 53.1 percent of the total customer base at end December 2003, up from 46.9 percent at end September 2003. ARPU (4) for Wanadoo in The Netherlands was 7.5 euros in December 2003. Wanadoo doubled its share of the ADSL market in The Netherlands to 13 percent in 2003.

Revenues from Portals totaled 138 million euros in 2003, an increase of 18 percent over 2002. This includes 74 million euros from online advertising, an increase of 37 percent compared to 2002.

For the fourth quarter of 2003 Wanadoo's Portals segment had revenues of 41 million euros, a decrease of 26 percent due mainly to the deconsolidation of Wanadoo Edition, an offline games distribution subsidiary sold on September 30, 2003.

Wanadoo's e-Merchant segment had revenues of 56 million euros in 2003, an increase of 10 percent over 2002. Alapage booked 1.221 million total orders in 2003, an increase of 22 percent over 2002. The e-Merchant business was back on a growth itinerary in the fourth quarter of 2003 as revenues advanced 27 percent to 23 million euros for 614,000 orders booked.

Directories segment: revenues advance 4 percent in 2003 (6 percent on a comparable basis (2))

The Directories segment had 2003 revenues of 918 million euros, up 4 percent over 2002 (6 percent on a comparable basis (2)). Total revenues from directories in France reached 885 million euros, up 5 percent over 2002 (7 percent excluding changes in accounting method). Revenues from online directories (Minitel and Internet advertising) and website creation totaled 221 million euros, an increase of 8 percent (15 percent excluding changes in accounting method). This included a 24-percent rise in revenues from the pagesjaunes.fr site (49 percent excluding changes in accounting method).

For the fourth quarter of 2003 the directories segment had revenues of 245 million euros, stable compared to fourth quarter 2002 and up 6 percent excluding changes in the accounting method. Revenues in France rose slightly to 234 million euros for 2003 (up 6% excluding changes in the accounting method). Revenues from online directories (Minitel and Internet advertising) and website creation were 44 million euros for the fourth quarter of 2003, a decrease of 21 percent compared to fourth quarter 2002 (revenues increased 7 percent excluding the effects of changes in the accounting method for this business). Revenues from the pagesjaunes.fr Internet directory decreased 60 percent in the fourth quarter of 2003 compared to fourth quarter 2002 (+29 percent excluding changes in accounting method).

Wanadoo will announce its 2003 annual results on February 11, 2004.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at December 31, 2003, more than 9.1 million Internet Access customers and more than 641,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and the U.K., and the n°2 in Spain and n°3 in the Netherlands. Wanadoo has more than 2.4 million ADSL and cable subscribers.
Wanadoo recorded EUR 2.6 billion in revenues in 2003 and has approximately 6,700 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Notes
(1) Eresmas, which was consolidated as of November 2002, is not consolidated for the first nine months of 2002. Figures for Wanadoo Belgium, which was deconsolidated at the beginning of March 2003, are included only for the first two months of 2003.
(2) Figures on a comparable basis are unaudited. The primary adjustments concern changes in the consolidated scope and variations between historical exchange rates (at December 31, 2002) and constant exchange rates (December 31, 2003), and the change in the accounting method for recognizing revenues from the sale of advertising space on electronic directories. Changes in consolidated scope mainly concern Eresmas, which was fully consolidated as of November 1, 2002 (and rebranded Wanadoo España following the merger on January 1, 2003), with effect from January 1, 2002 for figures given on a Comparable Basis.
(3) Total monthly audience for all Wanadoo properties / Source: Nielsen - Home
(4) ARPU (Monthly Average Revenue Per User) is calculated by dividing connection revenues (revenues from service subscription contracts and revenues paid by telephone operators for non-contract services) generated since the beginning of the year, by the average number of customers for the period, then applied to obtain monthly figures. The average number of customers for the period is the monthly average customer base for the period. The monthly average customer base is obtained by adding the number of customers at the beginning and end of the month then dividing by two.

Press Contacts:

Tel: +33 (1) 44 44 93 93

Nilou du Castel / Sébastien Goalès

nilou.ducastel@francetelecom.com

sebastien.goales@francetelecom.com

Investor Relations:

Tel: +33 (1) 58 88 75 68

Vincent Gouley

vincent.gouley@wanadoo.com